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                                                                     EXHIBIT 19

DAMEN FINANCIAL CORPORATION


December 3, 1998

Paul J. Duggan                                              VIA FEDERAL EXPRESS
Jackson Boulevard Capital Management                        -------------------
53 W. Jackson Blvd., Suite 400
Chicago, IL  60604

Dear Mr. Duggan:

On November 27, 1998, I received your letter dated November 25, 1998 concerning your demand to inspect certain records pertaining to the stockholder list of Damen Financial Corporation (the "Company"). In your letter you state that the purpose of your demand, among other matters, is to communicate with stockholders regarding your possible solicitation of proxies relating to the election of directors at the Company's upcoming annual meeting. In Amendment No. 7 to your
Schedule 13D, you also state that you have filed a notice of proposal with the Company to nominate yourself and two other individuals for election to the Board of Directors of the Company at the upcoming annual meeting.

Based upon the foregoing, the Company believes that your demand to inspect the Company's stockholder list pursuant to Section 220 of the Delaware General Corporation Law cannot be honored at this time. Rule 14a-7(a) of the SEC's rules provides that if the Company intends to make a proxy solicitation in connection with a shareholder meeting and the Company receives a request from a shareholder eligible to vote at such a meeting to provide the shareholder with a list of the Company's shareholders, the Company and such requesting shareholder must comply with Rule 14a-7. Rule 14a-7 outlines the Company's obligations with respect to such a request and the information it must provide to you; it also governs the procedure you are to follow in making such a request and your obligations with respect to the use of the Company's shareholder list. Since the Company is preparing to solicit proxies for its upcoming annual meeting and since you are eligible to vote at this meeting and have indicated that you may solicit proxies for your candidates for use at this meeting, the Company believes that Rule 14a-7 governs your request and not Section 220 of the Delaware General Corporation Law.

Rules 14a-7(c) requires you to provide the Company with an affidavit in connection with your request for a shareholder list. You have not provided the required affidavit to the Company. Therefore, you letter of November 25 does not satisfy the requirements of Rule 14a-7. The Company is not obligated to respond unless your request complies with the requirements of Rule 14a-7.


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Mr. Paul Duggan
December 3, 1998
Page 2


I would note, too, that Rule 14a-7(d) imposes obligations upon you concerning your use of the information supplied by the Company. A request from you under Rule 14a-7 should also contain your affirmation that you will comply with the requirements of Rule 14a-7(d). Furthermore, Rule 14a-7(a)(2)(ii) sets forth the information that the Company must provide to you if it elects under Rule 14a-7(b)(2) to provide you with this information. Finally, I would point out that Rule 14a-7(e) obligates you to reimburse the Company for the reasonable expenses it incurs in complying with your request.

Following its receipt of a proper request, the Company will comply with its obligations under Rule 14a-7.

If you have any questions with respect to the foregoing, please feel free to call me.

Sincerely,


/s/ Janine M. Poronsky

Janine M. Poronsky
Corporate Secretary

JMP/mc